SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 15, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 15, 2024.

RESOLUTIONS ADOPTED BY THE GENERAL AND SPECIAL SHAREHOLDERS’ MEETING

HELD ON 04/12/2024

PUNTO Nº 1: For a majority of 603,512,197 votes for, de 3,917,960 abstentions and 6,780 votes against this motion, the Shareholders decided to appoint the representatives of Dr. Delfín Jorge Ezequiel Carballo, ANSES-FGS and The Bank of New York Mellon, to sign the minutes of this meeting.

PUNTO Nº 2: For a majority of 603,493,647 votes for, 3,937,030 abstentions and 6,260 votes against this motion, the Shareholders resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the Company’s fiscal year ended December 31, 2023.

PUNTO Nº 3: For a majority of 603,502,797 votes for, 3,926,210 abstentions and 7,930 votes against this motion, with the appropriate abstention in each case of Mr. Delfin Jorge Ezequiel Carballo, who acted as regular director and Chairman of the Board until March 15, 2023 and Jorge Pablo Brito, member of the Board, with respect to their own performance, the Shareholders resolved to approve the performance of the Board and the acts and proceedings carried out by the Supervisory Committee during the fiscal year 2023.

PUNTO N° 4: For a majority of 603,502,287 votes for, 3,897,940 abstentions and 36,710 votes against this motion, the Shareholders resolved the following:

To apply the Retained Earnings as of December 31, 2023 totaling AR$ $ 587,913,904,870 as follows:

a) the amount of AR$  117,460,820,732 to the Legal Reserve Fund;

b) AR$ 1,737,775,623 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones); and

c) AR$ 468,715,308,515 to the Optional Reserve Fund for Future Distribution of Profits.

It was expressly stated that the above mentioned figures are expressed in constant currency as of 31 December 2023.

PUNTO Nº 5: For a majority of 603,491,477 votes for, 3,903,690 abstentions and 41,770 votes against this motion, the Shareholders’ Meeting resolved: (i) the separate a portion of the Optional Reserve Fund for Future Profit Distributions, in order to pay a cash or in kind dividend, in the latter case valued at market price, or in any combination of both options, in the amount of AR$ 294,130,167,680 (amount expressed in constant currency as of 31 December 2023), which expressed in constant currency as of 29 February 2024 amounts to AR$ 401,735,819,252 and represents AR$ 628.2880750164 per share, subject to prior authorization from the Banco Central de la República Argentina (BCRA). It was informed that pursuant to the provisions of Communique “A” 7984, the amount of each dividend instalment shall be paid in constant currency as of each payment date, after re-expression of the relevant payable amount by applying the most recently published rate before the date on which each of the above mentioned instalments is made available according to the payment schedule duly fixed by the Board; and (ii) to delegate to the Board: (a) the separation of the relevant amount of the Optional Reserve Fund for Future Profit Distributions to pay the dividend after receiving the approval from the above mentioned entity; and (b) the powers to determine the time, currency, kind and other terms and conditions of payment pursuant to the scope of the delegation decided by this Shareholders’ Meeting.

PUNTO Nº 6: For a majority of 404,574,493 votes for, 188,378,854 abstentions and 14,483,590 votes against this motion, the Shareholders’ Meeting resolved (i) to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2023, on the amount of AR$ 24,546,734,912, representing 4.97 % of the computable profit. It was informed that the values in nominal currency amount to AR$ 18,632,681,333.33 and the adjustment to state such values in constant currency as of 31 December 2023 totals AR$ 5,914,053,578.67; and (ii) to delegate on the Board of Directors the allocation of the proposed remunerations to each member of the Board.

PUNTO Nº 7: For a majority of 413,511,152 votes for, 193,538,395 abstentions and 387,390 votes against this motion, the Shareholders’ Meeting resolved: (i) to approve an amount of fees for the Supervisory Committee equal to AR$ 48,081,007, such amount being reported in the statement of income for the fiscal year ended December 31, 2023. It was informed that the values in nominal currency amount to AR$ 27,585,000 and the adjustment to state such values in constant currency as of 31 December 2023 totals AR$ 20,496,007; and (ii) to delegate on the Board of Directors the allocation of the approved remunerations to each member of the Supervisory Committee.

PUNTO Nº 8: For a majority of 597,001,696 votes for, 10,053,701 abstentions and 381,540 votes against this motion, the Shareholders resolved to approve the Auditor’s remuneration of AR$ 353,388,900 plus VAT, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2023.

PUNTO N° 9: For a majority of 583,826,176 votes for, 3,938,190 abstentions and 19,672,571 against this motion, the Shareholders resolved to approve the appointment of Mss. Constanza Brito as regular non-independent director for three fiscal years.

For a majority of 600,979,617 votes for, 3,937,560 abstentions and 2,519,760 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Mario Luis Vicens as regular independent director for three fiscal years.

For a majority of 603,123,927 votes for, 3,935,570 abstentions and 377,440 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Sebastián Palla as regular independent director for three fiscal years.

For a majority of 583,831,146 votes for, 3,938,560 abstentions and 19,667,231 votes against this motion, the Shareholders resolved to approve the appointment of Mr. José Alfredo Sánchez as regular non-independent director for three fiscal years.

For a majority of 584,154,376 votes for, 10,400,771 abstentions and 12,881,790 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Juan Facundo Etchenique as regular independent director for three fiscal years.

PUNTO N° 10: For a majority of 584,166,766 votes for, 8,768,851 abstentions and 14,501,320 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Nicolás Valenzuela as regular independent director for one fiscal year.

For a majority of 603,113,587 votes for, 3,959,690 abstentions and 363,660 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Juan Ignacio Catalano as alternate non-independent director for one fiscal year.

PUNTO N° 11: For a majority of 598,274,746 votes for, 8,530,771 abstentions and 631,420 votes against this motion, the Shareholders’ Meeting resolved that the Supervisory Committee shall be composed of three regular members and three alternate members and designated the Accountants Alejandro Almarza, Carlos Javier Piazza and Vivian Haydeé Stenghele as regular syndics and the Accountants Horacio Della Rocca, Francisco Javier Piazza and Claudia Inés Siciliano as alternate syndics, to hold office for one fiscal year. All of them are independent members.

PUNTO N° 12: For a majority of 603,073,777 votes for, 3,931,830 abstentions and 431,330 votes against this motion, the Shareholders’ Meeting resolved to designate as Independent Auditors for the fiscal year ending December 31, 2024, the Certified Public Accountant Leonardo Daniel Troyelli, who shall act as regular auditor and the Certified Public Accountant Ignacio Alberto Pío Hecquet as alternate auditor, both partners at the accounting and auditing firm Pistrelli, Henry Martin y Asociados S.R.L.

PUNTO N° 13: For a majority of 597,973,146 votes for, 9,127,871 abstentions and 335,920 votes against this motion, the Shareholders’ Meeting resolved to establish the budget for the Audit Committee in AR$ 24,300,000.

PUNTO N° 14: For a majority of 603,514,987 votes for, 3,907,800 abstentions and 14,150 votes against this motion, the Shareholders’ Meeting resolved to authorize Hugo Nicolás Luis Bruzone, Carolina Paola Leonhart, Carla Valeria Lorenzo, Paola Beatriz Gayoso, Alejandro Senillosa and Gabriela Eliana Blanco, so that any one of them acting jointly, severally or individually, may carry out before the relevant entities any acts or proceedings that are necessary for the administrative approval and registration of the resolutions approved by this Shareholders’ Meeting, as applicable, with powers to execute and deliver all public and private instruments that may be appropriate or convenient for the above mentioned purpose, including the powers to publish official notices, answer notices and withdraw documentation.

Signed: Jorge Pablo Brito (Chairman of the Board); Agustín Carballo (representing Mr. Delfín Jorge Ezequiel Carballo); Tomás Martín Manocchio (representing The Bank of New York Mellon); Paula Evangelina Amor (representing ANSES-FGS); Alejandro Almarza (member of the Supervisory Committee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 15, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer